================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                               MAXX PETROLEUM LTD.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    57777D20
                                 (CUSIP Number)
                               ------------------

                                   MARK PHIPPS
                           CANFUND VE MANAGEMENT LTD.
                         SUITE 530, 400 5TH AVENUE S.W.
                            CALGARY, ALBERTA T2P 0L6
                                 TEL. NO.: (403)
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 23, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

-------------------------                              -------------------------
57777D20                                                    PAGE  2  OF 7  PAGES
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CanFund VE Management Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Alberta
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

          NUMBER OF                         2,534,700
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                          -0-
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            2,534,700
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,534,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.06%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
57777D20                                                    PAGE  3  OF 7  PAGES
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CanFund VE Investors, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Alberta
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

          NUMBER OF                         2,534,700
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                          -0-
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            2,534,700
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,534,700
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.06%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
57777D20                                                    PAGE  4  OF 7  PAGES
-------------------------                              -------------------------

         Item 1.  SECURITY AND ISSUER.
                  -------------------

                  This Amendment No. 1 to Schedule 13D is filed by the

undersigned to amend and supplement the Schedule 13D, dated as of October 16,

2000 ("Original 13D") with respect to the Common Shares (the "Common Shares") of

Maxx Petroleum Ltd., an Alberta corporation (the "Company"). The address of the principal executive offices of the Company is Suite 900, 606 4th Street SW,

Calgary, Alberta T2P 1T1.


         Item 2.  IDENTITY AND BACKGROUND.
                  -----------------------

                  Unchanged.


         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  In November 2000, the Reporting Persons purchased an

additional 1,429,100 Common Shares through The Toronto Stock Exchange. The

Reporting Persons used working capital to purchase the Common Shares.


         Item 4.  PURPOSE OF TRANSACTION.
                  ----------------------

                  The Reporting Persons acquired the Common Shares for

investment purposes and the Reporting Persons hold the Common Shares for investment purposes. The Reporting Persons reviews and analyzes on a continuing basis its investments, including the Common Shares, in order to determine whether shareholder value is better served by holding those investments,

disposing of or monetizing those investments or approaching management and/or the board of directors of such company to seek changes to maximize long-term shareholder value for its shareholders. As part of this review, the Reporting

Persons are

-------------------------                              -------------------------
57777D20                                                    PAGE  5  OF 7  PAGES
-------------------------                              -------------------------

currently considering all of its options, including without limitation, whether the Reporting Persons should:

(i)      continue to hold all of its Common Shares;

(ii)     acquire additional Common Shares;

(iii)    dispose of some or all of the Common Shares owned by them;

(iv)     approach management and/or the board of directors of the Company to encourage alternative transactions for maximizing shareholder value;

(v)      solicit proxies from significant shareholders of the Company to obtain sufficient votes to replace the majority of the board of directors of the Company; or

(vi)     any combination of the foregoing.

If the Reporting Persons were to pursue one of the transactions described in clauses (ii) through (vi) above, it is possible that one or more of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D could occur.

                  CanFund has requisitioned a meeting of the shareholders of the

Company with the intent, should CanFund have sufficient shareholder support, to replace the majority of the board of directors of the Company. In conjunction with this, CanFund is actively soliciting proxies from significant shareholders to obtain a majority of the votes. This solicitation is pursuant to a regulatory exemption that CanFund received from the Alberta Securities Commission. In addition, CanFund is continuing to have discussions with the management and the board of directors of the Company with respect to the composition of the board of directors of the Company.

-------------------------                              -------------------------
57777D20                                                    PAGE  6  OF 7  PAGES
-------------------------                              -------------------------

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of the date hereof, CanFund and Investors each

owns of record no Common Shares and 2,534,700 Common Shares, respectively, or

0.0% and 16.06%, respectively, of the Company's issued and outstanding Common

Shares.

                  (b)      Each of the Reporting Persons has the sole power to

direct the vote and the sole power to direct the disposition of the 2,534,700

Common Shares that may be deemed to be owned beneficially by each of them.

                  (c)      On November 20, 2000, the Reporting Persons sold an

aggregate of 14,800 Common Shares through The Toronto Stock Exchange, at a net price per share of Cdn.$5.07, for an aggregate net sale price of Cdn.$74,744.44.

On November 23, 2000, the Reporting Persons acquired an aggregate of 1,429,100

Common Shares through The Toronto Stock Exchange, at a net price per share of

Cdn.$5.25, for an aggregate net purchase price of Cdn.$7,502,775.00.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


         Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
                  ------------------------------------------------------------
                  RESPECT TO THE SECURITIES OF THE ISSUER.
                  ---------------------------------------

                  Not Applicable.


         Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  Not Applicable.

-------------------------                              -------------------------
57777D20                                                    PAGE  7  OF 7  PAGES
-------------------------                              -------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 27, 2000.


                                        CANFUND VE MANAGEMENT LTD.


                                        By:  /s/  Mark Phipps
                                             ----------------------------------
                                             Name:     Mark Phipps
                                             Title:    Vice President



                                        CANFUND VE INVESTORS, L.P.


                                        By:  /s/  Mark Phipps
                                             ----------------------------------
                                             Name:     Mark Phipps
                                             Title:    Vice President